October 24, 2014	Brian A. Johnson
+1 (212) 937-7206 (t)
+1 (212) 230-8888 (f)
brian.johnson@wilmerhale.com

Jay E. Bothwick
VIA EDGAR SUBMISSION	+1 (617) 526-6526 (t)
+1 (617) 526-5000 (f)
jay.bothwick@wilmerhale.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Mail Stop 6010

Washington, DC 20549-6010

Attention: Daniel F. Duchovny

Re:	Durata Therapeutics, Inc.

Schedule 14D-9

Filed October 17, 2014

SEC File No.: 005-86923

Ladies and Gentlemen:

On behalf of Durata Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relating to the tender offer by Delaware Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Actavis W.C. Holding Inc. (“Parent”), an indirect wholly owned subsidiary of Actavis plc (“Actavis”), for all of the outstanding shares of common stock of the Company (the “Offer”). In preparing its responses, the Company also considered the Staff’s clarifications provided in the teleconference between the Staff and representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), counsel to the Company, on October 22, 2014.

The Schedule 14D-9 is being filed in part to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated October 22, 2014 (the “Comment Letter”), relating to the above referenced Schedule 14D-9.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to WilmerHale by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter, and each comment from the Comment Letter is restated prior to the response to such comment. On behalf of the Company, we advise you as follows:

Securities and Exchange Commission October 24, 2014 Page 2

Schedule 14D-9

Severance Arrangements; Compensatory Arrangements Relating to the Merger, page 8

1.	With a view toward revised disclosure, tell us whether the adoption of the new compensation arrangements on October 5, 2014 for Mr. Edick, Mr. Fishman and Mr. Dunne were discussed with Actavis, were subject to Actavis’s approval (either at the time of approval or in connection with the enforcement of Article VI of the merger agreement), or will be funded by Actavis as the company’s sole security holder following the merger.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Schedule 14D-9, as set forth on page 1 of Amendment No. 1. The Company also respectfully advises the Staff that the compensation arrangements adopted by the Company on October 5, 2014 were described to Actavis prior to the execution of the Merger Agreement by and among Purchaser, Parent and the Company on October 5, 2014, and while the Company has agreed to provide to Actavis in advance the documentation governing such arrangements and to give due consideration to any comments of Actavis, the Company has exempted such arrangements and the execution of definitive documents to implement such arrangements from the limitations of Article VI of the merger agreement. The Company confirms that the compensation arrangements will be funded by Parent, as the Company’s sole security holder, following the effectiveness of the Merger.

Background of the Offer, page 13

2.	Disclose the forecasts you provided Actavis on September 24, 2014 to the extent not already disclosed in pages 30-33.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the forecasts provided to Actavis on September 24, 2014 are disclosed under the heading “Item 4. The Solicitation or Recommendation—Certain Projected Financial Information—Management Forecasts” on page 33 of the Schedule 14D-9.

3.	Revise your disclosure to describe the events leading to WilmerHale drafting a tender and support agreement and delivering it to Deveboise. Disclose, for example, communications and negotiations with the members of the company’s management and board and other security holders to obtain their agreement to eventually execute the tender and support agreements. We may have further comment.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 16 and 17 of the Schedule 14D-9, as reflected on pages 1 through 3 of Amendment No. 1.

Securities and Exchange Commission October 24, 2014 Page 3

Opinion of the Company’s Financial Advisor, page 23

4.	Disclose the projections referenced in clause (ii) on page 24 to the extent not already disclosed in pages 30-33.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the projections referenced in clause (ii) on page 24 of the Schedule 14D-9 are disclosed under the heading “Item 4. The Solicitation or Recommendation—Certain Projected Financial Information—Durata Projections” on page 32 of the Schedule 14D-9.

Certain Projected Financial Information, page 30

5.	It appears that the forecasts included in your document are non-GAAP. Please revise to include the disclosures required by Rule 100 of Regulation G.

Response:	The Company acknowledges the Staff’s comment and as discussed with the Staff the Company directs the Staff’s attention to the reconciliation of unlevered free cash flow to net income presented on page 32 of the Schedule 14D-9.

In addition, we have been authorized to confirm on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule 14D-9;

•	comments by the Staff or changes to disclosure in response to comments by the Staff do not foreclose the Commission from taking any action with respect to the Schedule 14D-9; and

•	the Company may not assert comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require additional information, please contact Brian A. Johnson by telephone at (212) 937-7206 or electronically at brian.johnson@wilmerhale.com or Jay E. Bothwick by telephone at (617) 526-6526 or electronically at jay.bothwick@wilmerhale.com. Thank you for your assistance.

Securities and Exchange Commission October 24, 2014 Page 4

Very truly yours,

/s/ Brian A. Johnson Brian A. Johnson	/s/ Jay E. Bothwick Jay E. Bothwick

cc: Paul R. Edick